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STUART STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

December 11, 2015

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:                 Asen Parachkevov, Division of Investment Management

Re:                             Morgan Stanley Institutional Fund Trust (“Registrant” or “Fund”)

(File No. 2-89729; 811-03980)

Dear Mr. Parachkevov:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A relating to the addition of a new portfolio of the Fund, Ultra-Short Income Portfolio (the “Portfolio”), filed with the Securities and Exchange Commission (the “Commission”) on September 18, 2015.  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf.  Below, we describe the changes made to the registration statement in response to the Commission staff’s (“Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes are expected to be reflected in Post-Effective Amendment No. 142 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about December 11, 2015.

GENERAL COMMENTS TO FORM N-1A

Comment 1.                            Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.                               This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence.

COMMENTS TO THE PROSPECTUS

Comment 2.                            Please consider whether the Portfolio should adopt an 80% policy given its investments in short-term money market instruments, in consideration of

Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), with particular emphasis on Question 11 of the “Frequently Asked Questions about Rule 35d-1” (the “FAQ”) released by the Staff.

Response 2.                               We respectfully acknowledge the comment; however, we believe that the Portfolio’s name is not subject to Rule 35d-1 under the 1940 Act.  As noted in Question 11 of the FAQ, the use of the term “Ultra-Short” would not require the Portfolio to adopt an 80% policy to invest in ultra short instruments.

Comment 3.                            Please supplementally expand on the types of “money market instruments” involved in the Portfolio’s principal investment strategies and that these do not implicate Rule 2a-7 under the 1940 Act.

Response 3.                               Per the first paragraph of the section titled “Portfolio Summary—Principal Investment Strategies,” the Portfolio’s money market investments may include commercial paper, corporate debt obligations, debt obligations (including certificates of deposit and promissory notes) of U.S. banks or foreign banks, or of U.S. branches or subsidiaries of foreign banks, or foreign branches of U.S. banks (such as Yankee obligations), certificates of deposit of savings banks and savings and loan organizations, asset-backed securities, repurchase agreements and municipal obligations.  While these securities are eligible investments for a fund that relies on Rule 2a-7 under the 1940 Act, disclosure is included that clearly states that the Portfolio is not a money market fund and does not seek to maintain a stable net asset value.

Comment 4.                            Please revise the disclosure of the Portfolio’s principal investment strategies to specifically reference types of strategies the Portfolio will, rather than may, utilize.

Response 4.                               We respectfully acknowledge the comment; however, we believe that the current disclosure is appropriate.  The Portfolio intends to utilize the listed strategies in the section titled “Portfolio Summary—Principal Investment Strategies” as part of its principal investment strategies, but depending on market conditions and other factors the Portfolio may utilize some of these strategies to a lesser degree or not at all at a particular time.  Because of this, we believe that the current disclosure more accurately describes the Portfolio’s investment strategy than stating that the Portfolio “will” utilize these investments.

Comment 5.                            Please confirm supplementally that the Portfolio will not invest in collateralized loan obligations (“CLOs”) but, if so, explain (i) whether the

Portfolio intends to invest more than 15% of its net assets in CLOs and (ii) how CLOs would be treated for liquidity purposes.

Response 5.                               We hereby confirm that the Portfolio does not currently intend to invest in CLOs.

Comment 6.                            Please revise the disclosure in the section titled “Portfolio Summary—Principal Investment Strategies” to state that the Portfolio may invest up to 10% of its net assets in illiquid securities.

Response 6.                               We respectfully acknowledge the comment; however, we do not believe that investment in illiquid securities is a “Principal Investment Strategy” as defined in Item 9 of Form N-1A. We note that the disclosure in the section titled “Additional Information about the Portfolio’s Investment Strategies and Related Risks—Promissory Notes” discloses the permissible amount of illiquid securities that the Portfolio may invest in.

Comment 7.                            Please confirm supplementally that acquired fund fees and expenses do not exceed 0.01 percent (one basis point) of average net assets of the Portfolio.

Response 7.                               The Registrant hereby confirms that acquired fund fees and expenses are not expected to exceed 0.01 percent (one basis point) of average net assets of the Portfolio and therefore the “Acquired Fund Fees and Expenses” line item has not been included.

Comment 8.                            Please revise the disclosure in the section titled “Portfolio Summary—Principal Investment Strategies” to disclose the Portfolio’s fundamental policy related to concentration in the financial services industry.

Response 8.                               The disclosure has been revised accordingly.

Comment 9.                            Please state supplementally whether the Adviser will recoup fees waived in prior years.

Response 9.                               We hereby confirm that the Adviser will not recoup fees waived in prior years.

Comment 10.                     Please consider revising the risk disclosure related to “Fixed Income Securities” in light of the Staff’s January 2014 Guidance Update titled “Risk Management in Changing Fixed Income Market Conditions.”

Response 10.                        We respectfully acknowledge the comment; however, we believe that the Portfolio’s current disclosure related to fixed income securities is appropriate.

Comment 11.                     Please consider revising the disclosure related to foreign securities, including foreign money market instruments, to specifically disclose the types of foreign instruments the Portfolio principally utilizes.

Response 11.                        We respectfully acknowledge the comment; however, we believe that the Portfolio’s current disclosure related to foreign securities, including foreign money market instruments, is appropriate.

Comment 12.                     Please consider revising the disclosure related to illiquid securities to specifically disclose the types of securities that count toward the Portfolio’s 10% limit on illiquid securities, including those investments that constitute principal investment strategies.

Response 12.                        We respectfully acknowledge the comment; however, we believe that the Portfolio’s current disclosure related to illiquid securities is appropriate.

Comment 13.                     To the extent that the Portfolio utilizes zero coupon bonds as part of its principal investment strategies, please add applicable disclosure to the sections titled “Portfolio Summary—Principal Investment Strategies” and “Portfolio Summary—Principal Risks.”

Response 13.                        We hereby confirm that zero coupon bonds do not constitute part of the principal investment strategies of the Portfolio.

Comment 14.                     Please supplementally confirm that the Portfolio will invest in affiliated money market funds only to the extent permitted by Section 12 of the 1940 Act.

Response 14.                        We hereby confirm that the Portfolio will invest in affiliated money market funds only to the extent permitted by Section 12 of the 1940 Act, a rule thereunder or an exemption therefrom.

Comment 15.                     To the extent that the Portfolio utilizes promissory notes as part of its principal investment strategies, please add applicable disclosure to the sections titled “Portfolio Summary—Principal Investment Strategies” and “Portfolio Summary—Principal Risks.”

Response 15.                        We respectfully acknowledge the comment; however, we would like to point out that disclosure of promissory notes is included in the section titled “Portfolio Summary—Principal Investment Strategies” and generally captured by risk disclosure related to fixed income securities in the section titled “Portfolio Summary—Principal Risks.”

Comment 16.                     Please revise the section titled “Shareholder Information—Pricing of Portfolio Shares” to include disclosure related to Portfolio securities primarily listed on foreign exchanges.

Response 16.                        The disclosure has been revised accordingly.

Comment 17.                     Please supplementally explain the details of the Portfolio’s ability to subject unfunded purchase orders to an overdraft charge in the circumstance described in the section titled “Shareholder Information—Pricing of Portfolio Shares.”

Response 17.                        If a purchase order is not funded by the appropriate time, then the applicable shareholder or financial intermediary may, at the discretion of the Fund, be responsible to the Portfolio for any loss resulting from an overdraft at the Fund’s custodian due to purchases of Portfolio securities made in reliance on such unfunded purchase order.

Comment 18.                     Per Item 11(e) of Form N-1A, please revise the disclosure to include information relating to frequent purchases and redemptions of shares.

Response 18.                        The disclosure has been revised accordingly.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 19.                     Please consider revising the table in the Statement of Additional Information listing the permissible strategies and investments for the Portfolio to differentiate between principal and non-principal strategies and investments.

Response 19.                        We respectfully acknowledge the comment; however, we believe that the Portfolio’s Prospectus makes clear which strategies and investments are principal and, accordingly, that the current disclosure is appropriate.

*                                                                                         *                                                                                         *

In addition, we are authorized by our client to acknowledge the following on the Registrant’s behalf:

•                                          the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or Edward J. Meehan, Jr. at (212) 296-6982 (tel).  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss

cc: Edward J. Meehan, Jr.